September 28, 2006

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010
U.S.A.

Aktiebolaget SKF
Form 20-F for the year ended December 31, 2005
Filed April 5, 2006
File No. 0-13722

Dear Mr. Cash:
This is in response to the Staff’s comment letter of August 30, 2006 on SKF’s Form 20-F report for 2005. Set forth below are responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005
Item 3A - Key information - Selected financial data
1.     Please advise us of your consideration to disclose operating profit under US GAAP. In this regard, we refer you to the minutes to the AICPA International Practices Task Force July 15, 2003 meeting, specifically Agenda Item 12, in which the SEC staff confirmed that if any amount required to be presented in selected financial data on a primary GAAP basis is different on a US GAAP basis, then the corresponding amount under US GAAP should also be shown. We also refer you to Instruction 2 of Item 3A of Form 20-F. Based on the disclosures in Note 33, it appears that operating profit under US GAAP would differ from operating profit under IFRS.

Company response
We agree with your comment and propose to  include operating profit as determined in accordance with US GAAP within our selected financial data disclosures in future filings.

1(17)

Item 5 - Operating results
2.     We note your segmental analysis of operating results beginning on page 46. Please revise future filings to analyze and, where practical, quantify the underlying reasons behind the changes in net sales and operating margins for each of your segments. We remind you that one of the primary objectives of the MD&A is to provide a context within which your results may be analyzed and to allow your investors to see your company through the eyes of management. Please refer to our Release 33-8350 and to Section 2B of our Outline of International Reporting and Disclosure Issues, both of which are available on our Website at www.sec.gov.

Company response
We will revise our future filings as you suggest, providing a discussion of changes in net sales and operating margins for our segments, in particular more information about volume, structure, price and mix developments.

Item 5B - Liquidity and capital resources
3.     We note your discussion of cash flows in page 51. Please revise future filings to provide a more robust analysis of the significant sources and uses of cash in your cash flow from operations. Refer to our Release 33-8350 and to Item 5B(1)(b) of Form 20-F.

Company response
We will revise our future filings as you suggest, providing more analyses on the significant sources and uses of cash from operations.

Item 15 - Controls and Procedures
4.      We read that your Chief Executive Officer and your Chief Financial Officer concluded that your "disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group, particularly during the period in which this Form 20-F was being prepared". This statement appears to be a modification of the definition of disclosure controls and procedures as provided by Exchange Act Rule 13a-15(e). Please confirm to us and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude in future filings that the Group's disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

Company response
We confirm, with regard to Form 20-F for the year ended December 31, 2005, that our officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

2(17)

In future filings we intend to word any statement made regarding the relevant issue in accordance with the statement in the preceding paragraph or alternatively to state that disclosure controls and procedures are effective.

Item 17 - Financial statements
Consolidated income statements
5.     We note that expenses in your income statements are classified by function. Please tell us what consideration you gave to the disclosure requirements of paragraph 93 of IAS 1 to also present material expenses by nature within your footnotes.

Company response
Paragraph 93 of IAS 1 requires that entities classifying expenses by function shall also disclose additional information on the nature of expenses, including depreciation, and amortization expense and employee benefits expense.

In consideration of this requirement, we have disclosed the following expenses by nature in separate footnotes; depreciation (Note 10), amortization (Note 9), dividends and other types of financial income and expenses (Note 7), impairment (Notes 9 and 10), employee benefits expenses (Note 27), restructuring (Note 20), and auditor's fees (Note 27).

Consolidated Statement of Cash Flow
6.     We note that your cash flows from financing activities include a line item titled "Change in marketable securities and other liquid assets." Please provide us with a more detailed description of what this line item represents, including the corresponding balance sheet accounts. If this item represents changes in your investments in debt securities, classified on your balance sheet as financial receivables, please provide us with your analysis under IAS 7 to support the classification of this item as a financing activity.

3(17)

Company response
The line "Change in marketable securities and other liquid assets" in the consolidated statement of cash flow reflects changes in the balance sheet line item "current financial receivables", and represents the cash flows on a net basis.

Surplus cash of the Group is managed centrally by SKF Treasury Centre pending future application of funds. The cash management objective of SKF Treasury Centre is to contribute to a better return taking into consideration the risk policy of the Group. The cash surplus is invested in marketable securities and other liquid assets, where the turnover is quick, the amounts are large and the maturities are short, which supports presentation on a net basis according to IAS 7.22 (b).

From a Group perspective, these are not the principal revenue-producing activities, rather, the result of the activities of SKF Treasury Centre is reflected in the Group's financial income or expense in the consolidated income statement, except for hedging transactions, which are reflected on the same line as the hedged item. We believe that IAS 7.14 supports that these are not included as operating activities.

Since the cash management activities of SKF Treasury Centre are not recognized as operating activities in the Group financial statements and since dealing and trading activities should not be reported as investing activities (IAS 7.16), the Group has chosen to reflect them under financing activities in the cash flow statement. The surplus cash held is only temporarily pending future use for acquisitions, capital expenditures, etc. The presentation in the cash flow statement corresponds to the presentation in the income statement of the Group and is considered by management the manner most appropriate to its business in accordance with IAS 7.11.

7.     We note that your cash flows from financing activities include a line item titled "Contributions to post employment benefit plan". Please help us to better understand your classification of these payments under IAS 7. Tell us what consideration you gave to whether these payments are effectively cash payments made to and on behalf of your employees as contemplated by paragraph 14(d) of IAS 7.

Company response
The defined benefit obligations under post employment benefit plans are accumulated over significant long periods of time primarily by the accumulation of service costs which are based on employee's service during the periods, and by annual interest costs on the unpaid obligations. The interest cost is consistently significantly larger than the service cost. For example, in our most significant pension plans in the United States and Germany, the interest cost is 3.5 times and greater than 6 times (respectively) larger than the service cost. Furthermore, the interest cost is recorded as a financial expense in accordance with the Company's accounting policies, which is an allowed treatment under IAS 19.
These obligations are built up over a long period of time before they are paid out and because of the significant interest costs involved they are in essence loans plus accrued interest. The largest of these contributions occurred in 2004, when the Group on its own initiative, made the decision to finance previously unfunded plans in Germany and Sweden by transferring significant assets into these funds. This transfer of assets is essentially a reduction of loans and accrued interest. We consider this decision to fund these post employment benefit obligations to be a financing activity and not an operating activity.

4(17)

Considering IAS 7 paragraph 14(d) "cash payments made to and on behalf of employees" should be classified as operating activities. We do not consider our contribution payments as "made to or on behalf of the employees". First, this funding contribution payment does not represent the payment of benefits to employees. Secondly, the phrase "on behalf of" can be interpreted that some obligation toward the employees is extinguished, which is not the case. Our responsibility/obligation to see that the employees receive their benefits has not been relieved by the payment of this contribution. We do not believe this paragraph would provide the best categorization of this activity.

Summarizing, management concludes that payments representing contributions to pension plans should be presented as a financing activity. This is supported by IAS 7 paragraph 17 indicating that cash repayments of amounts borrowed are financing activities. We believe our presentation to readers of financial statements is open and straightforward, and is in line with our operating and financing activities.

Note 1 - Accounting policies - revenue recognition
8.     It appears from your disclosure that you generate revenues both from the sale of goods and from the rendering of services. Please tell us what consideration you gave to the disclosure requirements of paragraph 35(b) of IAS 18.

Company response
IAS 18 paragraph 35(b) requires that the amount of each significant category of revenue recognised be disclosed, including the sale of services. We have in the preparation of our annual report given much consideration to this disclosure requirement. Our final conclusion, however, which we confirm to you now, was that the amounts for sales of services for 2005, 2004 and 2003 were considered not material for disclosure.

9.    Please supplementally tell us, and tell us what consideration you gave to disclosing, your accounting policies related to shipping and handling, sales discounts, and rights of return.

Company response
Our net sales figures reported in all years are reduced by allowances for volume rebates (sales discounts) as well as allowances for sales returns. We will update our disclosure to include this in the next annual report.

5(17)

Our most commonly used arrangements involving shipping and handling and their related accounting policies are:
•	For arrangements where title to goods has passed to the customer and the customer picks up the goods "Ex works" (at our warehouse for example), no shipping and handling is invoiced;
•
For arrangements where title to goods has passed to the customer, and the customer wants SKF to arrange shipping and handling to their destination, shipping and handling is invoiced to the customer. As we are acting as agent for the customer, these invoiced amounts are considered a recovery of cost and they reduce the shipping and handling expenses in our income statement;

•
For arrangements where we ship to a destination point where the customer will pick up the goods and title to the goods does not transfer to the customer until that destination point, we include amounts invoiced for shipping and handling as revenue.

IFRS does not provide explicit guidance as to the classification of such invoiced items, nor to the classification of such expenses. However, management believes that our presentation is in line with risks associated with our responsibility for shipping. We will consider in more detail the significance of "shipping and handling" for next annual report and determine the disclosure of its accounting policy thereafter.

Note 2 - Segment Information
10.    Please tell us what consideration you gave to the criteria for determining business segments under IAS 14 in concluding that your primary business segments are the five divisions you are currently presenting. In this regard, it appears that many of the same products and services are reflected in more that one of your business segments, and we note your disclosure that these segments are based on specific customer groups worldwide. As such, it is unclear to us that the products and services provided by each of these five divisions are subject to risks and returns that are different from those of the other divisions.

Company response
Until the end of 2005, the Group was divided into five divisions, each one focusing on specific customer groups worldwide. SKF is active primarily in the industrial and automotive markets.

The industrial market is characterized by a large diversity of customers, which we refer to as business segments. We have a large number of such business segments including industrial drives, off-road, material handling, textile, machine tools, printing, fluid machinery, pulp and paper, industrial transmission, railway, energy, heavy industry, and other general machinery. However, there are two distinct customers groups within the industrial market, original equipment manufacturing (OEM) customers and aftermarket customers. These two customers groups have significantly different risks associated with their businesses, one being manufacturers and the other being primarily distributors. Our Industrial and Service Divisions serve this industrial market, where our Industrial Division is primarily responsible for sales to the OEM customers while Service Division is primarily responsible for the aftermarket customers.

6(17)

Our Automotive Division is responsible for all sales to the automotive market. This includes the OEM customers being car and truck and similar vehicle manufacturers. It also includes the aftermarket customers providing complete repair kits for the vehicle service market. In assessing the risks and rewards associated with the automotive customers we see different risks and rewards than in the industrial markets as described above. The automotive market is less diversified, has fewer large customers, and involves large volumes, low margins and longer customer arrangements than customers in the industrial markets.

SKF's management perceived that the risks and rewards for certain electrical markets such as electric motor, household appliances, office machinery and two wheelers, were significantly different from other customer groups within the industrial and automotive markets. The Electrical Division, who was responsible for these markets, was considered a reportable segment under IAS 14. In addition, our strategies with respect to these electrical markets were different from our strategies in the other industrial and automotive markets. The electrical market is characterised by high volumes of small bearings to customers, where product differentiation is significantly less than the other industrial and automotive customers.

The Aero and Steel Division was responsible for customers in the aerospace industry, as well as bearing manufacturers and other customers requiring specialty steel. The customers in the aerospace and steel markets had also been historically perceived by management to have significantly different risks from the other divisions. For example, customers are in the aircraft industry including governments where different and more formalised quality procedures are more prevalent than within other customer groups, providing an added dimension of risk as well as rewards. The steel operations had also significantly different risks and rewards being the producers of raw material. The aerospace and steel operations had been reported and managed internally as one standalone division.

These operations were disclosed as one division (segment) prior to 2006, as they individually did not meet the disclosure criteria of paragraph IAS 14.35 for a reportable segment. Under paragraph 36 however, they could have been disclosed as an unallocated reconciling item, under the caption "other operations". While this would have been acceptable under IAS 14, management perceived that it would be more transparent to disclose these operations as "Aero and Steel". As we have no significant other operations, presenting the Aero and Steel operations as "Other" or calling it "Aero and Steel" would in fact lead to significantly similar disclosures. It would only be the name that was not in compliance with the IAS 14 rules. Additionally, as we present a discussion of the Aero and Steel Division in our annual report, we believe disclosing such division, as a separate segment would lead readers to a better and more transparent understanding of our business.

7(17)

Through the end of 2005, the company's internal operational reporting to the Company's chief decision makers was structured around these five divisions for the purpose of evaluating performance and making decisions about allocations of resources. Management believes that our segment disclosures are in line with the requirements of IAS 14 specifically the following paragraphs:
•
Paragraph 28 - An entity's organisational and management structure normally provides the best evidence of the entity's predominant source of risks and returns for purpose of its segment reporting. Therefore, except in rare circumstances, an entity will report segment information in lists financial statements on the same basis as it reports internally to key management;

•
Paragraph 31 - An entity's business and geographical segments for external reporting purposes shall be those organisational units for which information is reported to key management personnel for purpose of evaluating the unit's past performance and for making decision about future allocations of resources.

11.    We read in Note 31 and on page 28 that you have revised your primary segments effective January 1, 2006. Please tell us what consideration you gave to the criteria for determining business segments under IAS 14 in determining this new segment presentation.

Company response
As previously mentioned in the answer to question 10, key management evaluated and managed the Company according to the five divisions during the entire year 2005. As of January 1, 2006, the Company's organization structure was realigned into three divisions, which management believes meets the requirements as of IAS 14 as reportable segments. All internal operational reporting to and performance measurement by the chief decision makers in the Company began to be based on these three divisions starting at January 1, 2006. Previous internal operational information was restated to support management in this respect.
As part of the management's business planning for 2006, which is a process starting late in the third quarter 2005, and finalised late in the fourth quarter 2005, the organizational realignments discussed below were developed, and at Company's board meeting on December 15, 2005, they were presented and thereafter made official.

During the business planning phase, management reassessed the Electrical Division as standalone division as they perceived that the electrical market customers grew to be more similar to the patterns of customers in the already existing industrial markets and automotive markets. Operations within the Electrical Division having similarities to the Industrial Division were integrated into that division and those more aligned to automotive market were integrated into the Automotive Division.

The Aero and Steel Division ceased also to be a separate division as of January 1 2006. As a consequence of management's re-evaluation of ownership in its steel business, all steel operations, (which at the end of 2005 took the form of a jointly controlled investment) were classified as "other operations" as from 2006. The aerospace business segment, which is limited in size, was merged into the Industrial Division due mainly to management's intentions for development within the Industrial Division (for example the targeted acquisition of SNFA). Possibilities were now identified for synergies in areas such as product development, material flows, production and quality assurance.

8(17)

Note 18 - Share capital & Earnings per share
12.    We note your disclosures concerning the calculation of diluted earnings per share. With reference to the specific IFRS accounting literature that you relied upon, please explain to us in more detail how you determined that you did not need to consider the dilutive effect of your stock options in calculating diluted earnings per share for 2004 and 2003.

Company response
In 2004 and 2003, as allowed by transition requirements in IFRS 1, we continued to account for financial instruments using the accounting policy applied under Swedish GAAP. Under that policy, gains on the share swaps derivatives (discussed in Note 29 in our annual report) offsetting the costs of stock options could not be recognized in the financial statements, but were treated as off balance sheet transactions. As a result, the potential dilution of the stock options was offset by the share swap derivatives thus resulting in no effect on our diluted earnings per share calculation. The number of outstanding shares in the earnings per share calculation are the same both before and after dilution, as the shares are bought in the open market by the external financial institution (see answer to question 14 for more information) and do not represent newly issued shares.

Note 26 - Related Parties
13.    The final sentence in this footnote indicates that related party transactions involving key management are disclosed in Note 30. However, Note 30 on page 146 appears to solely contain a table showing the number of men and women in management and board. Please tell us where the related party transactions involving key management are disclosed.

Company response
We see that Note 26 contains an incorrect reference to Note 30. The correct note reference is Note 27, Employee Benefits and Fees to Auditors, where our disclosures regarding key management are made.

Note 27 - Employee benefits and fees to auditors - AB SKF's stock option programme
14. We read that under IFRS you have accounted for your Stock Option Programme 2003 by recognizing the initial fair value at grant date of these options as an increase to equity and as compensation expense over the vesting period. We also read that at exercise date, the difference in exercise price and share price of the options allocated under programme 2003 is recorded directly in equity. Please explain to us in more detail how you account for these options at their exercise date under IFRS 2. If you are recording an additional amount at exercise date for the difference between the option exercise price and the stock market price at the date of exercise, please tell us how you determined that this was appropriate under IFRS with reference to the specific literature that you relied upon.

9(17)

Company response
We advise the Staff that our Stock Options Program 2003 is an equity settled plan, as the employee always receives SKF B shares upon exercise of the option. Upon exercise of the option by the employee no additional expense is recognized. In contemplation of our expected need to have available treasury shares in case our employees exercise their vested options, we entered into a service agreement with an external financial institution to buy SKF B shares in the market at fair value. There are no holdings of SKF shares by SKF. The financial institution buys SKF B shares only as options are exercised by employees. The difference between exercise price and market price is then settled in cash between SKF and the external financial institution.

We believe that the financial institution's acquisition of our own shares represents, from an accounting perspective only, a repurchase of treasury shares, that should be recognized in accordance with IAS 32 Financial Instruments: Disclosure and Presentation paragraph 33 which states in part:

10(17)

“If an entity reacquires its own equity instruments, those instruments (‘treasury shares’) shall be deducted from equity. No gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of an entity’s own equity instruments."

IFRS 2, (BC333) states that the requirements in the relevant paragraphs of IAS 32 regarding treasury shares should also be applied to treasury shares purchased, sold, issued or cancelled in connection with employee share plans or other share-based payment transactions.

Note 33.2 - Revaluation of plant property and equipment (PPE)
15.    We note that your tabular reconciliation of net profit on page 155 includes a line item entitled "Depreciation on revaluation of assets including effect in connection with sale". Based on your disclosures in Note 33.2, the reference to a sale of assets is unclear. Please explain this to us supplementally and tell us what consideration you gave to clarifying this disclosure. And also confirm to us, if true, that there is no difference in depreciation expense under IFRS and US GAAP resulting from the IAS 16 component approach to depreciation. In this regard, we note that you have not mentioned this as a reconciling item, and we note your disclosures in Note 32.

Company response
We have a line item in the US GAAP reconciliation table "Depreciation on revaluation of assets including effect in connection with sale". Prior to the date of transition to IFRS, (January 1, 2003) we had a revaluation of certain assets as allowed under Swedish GAAP. Consistent with eligible exemptions under IFRS 1, we have retained those asset revaluations as part of determining “deemed cost”. Consequently, the net book value and subsequent depreciation is different under US GAAP and IFRS. In addition, when those assets are sold or disposed of by the Company, the resulting gain or loss is also different. This adjustment represents the combination of these two items. We suggest to make this clearer in future filings, by including such sentence in the footnote explanation, and also to use the term "disposal" instead of "sale".

We also confirm that there is no material difference between depreciation under IFRS and US GAAP resulting from the IAS 16 component approach to depreciation.

Note 33.8  Share based compensation for employees
16.    We read that you have accounted for share-based compensation for employees under US GAAP in accordance with APB Opinion 25 and that you record the cost at exercise of options, which we understand from page 137 represents the difference between the exercise price and your stock's market price on the exercise date, in your income statement. We have the following comments:
•
Based on this disclosure, it appears that you have determined the measurement date for purposes of APB Opinion 25 to be the exercise date rather than the grant date. We further note your disclosure in your December 31, 2004 Form 20-F, which stated that you apply variable accounting for your stock options under US GAAP. If you apply variable accounting, please explain to us in more detail, and tell us what consideration you gave to clarifying, how you determined that variable accounting was appropriate under US GAAP.

11(17)

Company response
We have consistently determined the measurement date for purposes of APB Opinion 25 to be the grant date and not the exercise date.

In the December 31, 2004 20-F, the reference to “variable accounting” under US GAAP should have stated that the Company was recording the fair value of the purchase contracts with the financial institutions (discussed further in question 14) under US GAAP rather than referring to variable accounting for the stock options. The recording of an expense of MSEK 48 (MSEK 35 net of tax) in 2004 related to the fair value of the purchase program with the financial institutions was corrected in 2005 when the Company determined that the contract was an executory contract and not a financial derivative. In view of the relatively small amount, the correction was made in Note 33.8 and not as a separate restatement.

•
Also explain to us in more detail how you account for your repurchase of stock from the open market and your re-issuance of that stock when stock options are exercised under US GAAP. To help us better understand this matter, please provide us with a theoretical example of a stock option grant and explain your accounting for that example under US GAAP from the grant date through the exercise date.

Company response
Under US GAAP (APB Opinion 25), no expense was recognized when the options were granted as the market price was below the exercise price. An example is as follows:

•	2003, grant of options at the market price that vest over two years;
•	2005, options are vested and exercised.

During 2003 and 2004 no cost was recognized in the financial statements related to these stock options. During 2005, upon exercise of the stock options, the difference between the exercise price and the market price was recognized as an expense and cash was credited. As discussed in question 14, the Company has a purchase program in place with a financial institution buying SKF B shares in the market upon exercise of options by employees. No reissuance of shares will therefore be made upon exercise of options.
•
We read on page 154 that you will be adopting the fair value method of SFAS 123R effective January 1, 2006. Please describe to us how will you determine the measurement date for stock options under SFAS 123R.

12(17)

Company response
The impact of SFAS 123R on the SKF Group's financial statements has not yet been assessed since we do not provide US GAAP financial information in our quarterly reports.

•
We note your discussion in Note 1 of cash-settled share-based compensation granted to your Board of Directors. Please describe this compensation to us in more detail and tell us how you account for this compensation under US GAAP.

Company response
The Annual General Meeting of the Shareholders of AB SKF held in April 2005 decided to grant an allotment corresponding to the value of a certain number of SKF B shares as part of the remuneration of the Board of Directors. The value of the SKF B share was to be set at the average latest payment rate quoted on OMX Stockholm Stock Exchange during the five trading days following the publication on January 26, 2006, of the company's press release for the financial year 2005. The value of the allotment for 2005 was MSEK 1. The amount was expensed during the vesting period. No remeasurement was made to fair value during the vesting period due to the insignificant amount recorded as an expense.

Note 33.13 - Investments in Equity securities
17.    We note your disclosure concerning differences in accounting for investments in equity securities. Please tell us why you have not provided a similar disclosure and reconciling item for investments in debt securities. In this regard, it appears from Note 17 that investments in debt securities with maturities of more than three months at acquisition represent approximately 6% of your total assets. It also appears from your accounting policies in Note 1 that you are accounting for these financial assets under IFRS at fair value through profit and loss. If you are accounting for these debt securities as held-to-maturity under SFAS 115, this would appear to result in a difference in accounting.

13(17)

Company response
There is no reconciling item to US GAAP for debt securities disclosed in Note 17. Investments in debt securities are recorded at fair value through profit and loss since management does not intend to hold the securities until maturity and they are acquired principally for the purpose of sale or repurchase in the near term. Therefore, the Company has not considered it appropriate to account for these assets as held-to-maturity under SFAS 115.

Note 33.19 - Summary
18.    Please supplementally provide us with a rollforward of your US GAAP shareholder's equity for 2003, 2004, and 2005, similar to your statements of changes in shareholder's equity seen on page 105. If this rollforward reflects no impact on equity for recording stock compensation or the exercise of stock options, please explain this to us.

Company response
The following is a rollforward of our US GAAP equity (amounts in millions MSEK):

	2005	2004	2003
Opening balance at January 1	17 271	16 232	15 638

Exchange differences arising on translation of foreign operations	1 650	-482	-990
Profit for the year	3 589	2 750	2 478
Dividends	-1 366	-1 138	-911
Redemption of shares	-2 846	0	0
Release on disposal of investment in equity securities and cash-flow hedges	-84	0	0
Changes in fair value of investments in equity securities and cash flow hedges	12	0	0
Minimum pension liability	-4	-139	17
Unrealised gains on equity securities	0	48	11
Amortization from implementation of SFAS 133	0	0	-11
Closing balance at December 31	18 222	17 271	16 232

As noted in our responses to questions 14 and 16, for US GAAP we apply APB Opinion 25 and no recognition of stock compensation is recorded in the income statement. Upon exercise of the stock options the cost associated with the purchase program discussed above is recorded in the income statement.

14(17)

FORMS 6-K FILED APRIL 25, 2006 AND JULY 14, 2006
19.    We note that the above mentioned Forms 6-K contain, as exhibits, press releases entitled "SKF First-Quarter report 2006" and SKF Half-Year Report 2006." We note that similarly titled reports appear on your website. We also note that the press releases filed as exhibits to your Forms 6-K only contain the first few pages of the similarly titled reports that appear on your website. Please tell us what consideration your gave to including the interim reports that appear on your website in their entirety in the exhibits that you filed with these Forms 6-K.

Company response
Due to some technical problems, the exhibits encompassing our condensed financial statements were not included in our original electronic transmission on April 25 and July 14. This problem has since been rectified and the above mentioned 6-K have been amended on September 8.

20.    If the interim reports that were filed as exhibits for your Forms 6-K should have contained the entire interim reports that appear on your website, including the interim financial statements that appear on your website, please respond to the following comments:

•	Please tell us what consideration you gave to paragraphs 9-10 of IAS 34. In this regard it is unclear to us if your interim financial statements are condensed financial statements.

Company response
IAS 34 does not provide explicit guidance as to what is meant by the word "condensed", other than paragraph 10, which states:

"If publishing condensed financial statements in the interim report, those condensed statements shall include, at a minimum, each of the headings and subtotals that were included in its most recent annual financial statements. "

In addition to the above minimum requirements for headings and subtotals, we have interpreted paragraph 10 to implicitly mean a reduction of the information or detail that our company would normally disclose on the face of the statements in a full financial report. In line with our interpretation, we aggregate certain line items on the income statement, balance sheet, statement of cash flow, and statement of changes in equity, which would in the complete financial statement set be split out and reported as a separate line.

15(17)

The following outlines our compliance with the minimum requirements of IAS 34.10:
•	Our condensed income statements shows the following subtotals: gross profit, operating profit, profit before taxes, net profit and net profit attributable to minority, as in the annual report;
•
Our condensed balance sheets show the following subtotals: non-current assets, current assets, equity attributable to minority interests, non-current liabilities and current liabilities, as in our 2005 Annual Report. Equity attributable to shareholders of AB SKF is shown as an additional subtotal. However, in the condensed balance sheets the headings are placed on the same line as the subtotals, which is a slightly different placement than in the Annual Report;

•
Our condensed statements of cash flow shows the following headings and subtotals: operating activities, net cash flow from operations, investing activities, net cash flow used in investing activities, net cash flow after investments before financing, financing activities, net cash flow used in financing activities, increase/decrease in cash and cash equivalents, cash and cash equivalents at the end of the period, as in the annual report, and cash and cash equivalents in the beginning of the year as an additional subtotal;

•	Our condensed statement of changes in equity provides only disclosures of changes in total equity.

•	Please tell us what consideration you gave to the disclosure requirements of paragraph 16(a) of IAS 34.

Company response
In the exhibits to our quarterly report, we disclose "the consolidated financial statements of the Group are prepared in accordance with IFRS. For further details see Note 1 to the Annual report 2005", and to supplement this we describe in the text any effect of new accounting policies. It was our intention that by doing so, we complied with the requirements of IAS 34.16(a).

However, we believe we can improve our report by stating more directly our compliance with this IAS 34 requirement by including a clearer statement in the text, more similar to the wording of IAS34.16(a).

•
Please tell us what consideration you gave to the disclosure requirements of paragraph 20(c) of IAS 34 regarding providing a statement showing the changes in equity for the comparable year-to-date period of the immediately preceding financial year. Also, please tell us what consideration you gave to showing separately in your statement of changes in equity the amounts attributable to equity holders of the parent and to minority interests.

16(17)

Company response
The statement of equity should according to IAS 34.20 contain a comparative to the comparable period from the preceding year. For our next report we will include the correct comparative period.

We consider that the disclosure of the minority interest equity as a separate line item in the condensed balance sheet as well as the minority share of net income as a separate line item in the condensed income statement to be a sufficient disclosure of the minority equity, and in line with the IAS 34 concept of "condensed". The items relating to the minority that have not been separately shown in the statement of changes in equity are the minority share of translation differences (55 MSEK at June 30) and the minority share of dividends (40 MSEK at June 30).

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s review of our 2005 20-F report. Should you have any additional questions or require any additional information, please telephone Susanne Larsson, Director Group Controlling and Accounting, at +46 31 337 2988 or e-mail to susanne.larsson@skf.com.

Very truly yours,

Tore Bertilsson

17(17)